

April 30, 2024

Ryan Melsert
Chief Executive Officer
American Battery Technology Company
100 Washington Street, Suite 100
Reno, Nevada 89503

>   **Re: American Battery Technology Company**
>   **Form 10-K for the Fiscal Year Ended June 30, 2023**
>   **Filed September 28, 2023**
>   **File No. 001-41811**

Dear Ryan Melsert:

We have reviewed your April 18, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2024 letter.

Form 10-K for the Fiscal Year Ended June 30, 2023

Item 2. Properties
Tonopah Flats Lithium Exploration Project, page 18

1.   We understand that you maintain that your mineral property is not material, however we do not concur with your assessment. Item 1301(c) of Regulation S-K requires all stages of mineral properties, including exploration stage properties, to be considered when assessing mineral property materiality.

Please confirm that you will revise subsequent annual filings to include all of the required disclosures under Item 1304 of Regulation S-K, including the information requested under comments 1 to 3.

If you continue to maintain that your mineral property is not material please provide additional qualitative and/or quantitative information that supports your assertion.

Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Amy Bowler